Alcoa
390 Park Avenue
New York, New York 10022 USA

Lawrence R. Purtell
Executive Vice President and General Counsel; Chief Compliance Officer

212 836 2650

VIA EDGAR, facsimile 202 551 9215 and US Certified Mail

March 31, 2006

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 5546

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Alcoa Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed February 17, 2006

File No. 1-3610

Dear Ms. Blye:

On behalf of Alcoa Inc. (“Alcoa”), this letter is in response to your letter of March 20, 2006 requesting supplemental information with respect to Alcoa’s Form 10-K for the year ended December 31, 2005.

Set forth below are Alcoa’s responses to the comments raised in your letter. For the convenience of the staff of the Commission, we have restated in this letter each of the comments in your letter and numbered each of the responses to correspond with the numbers of the comments in your letter.

Cecilia D. Blye

General

1.	We note from page 83 of Exhibit 10(uu) that employees working abroad may opt for certain Alcoa-sponsored insurance covering Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in, or ties to, Iran or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Exhibit 10(uu) is a 120-page expatriate benefits manual provided to employees of Alcoa who accept employment outside the United States or Canada. The portion of the expatriate manual in question, pages 81 through 85, was copied from a third party insurance company brochure. A copy of the insurance company’s brochure and a copy of the relevant pages of the Alcoa expatriate manual are attached for reference.

The list of countries on page 83 of the expatriate employee manual is not a list prepared by Alcoa and was not intended to be a list of countries in which Alcoa has operations or employees. Alcoa does not now have, and never has placed, an expatriate employee in Iran or Syria.

Based on our records, Alcoa has no current, historical or anticipated operations in, or ties to, Iran and Syria, either directly or through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. On this basis, a materiality analysis is not applicable.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your

Cecilia D. Blye

materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies operating in Iran and Syria. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in Iran and Syria, and any internal risk assessment undertaken in connection with business in those countries.

Please see the response to Comment # 1. Regarding Alcoa’s regulatory compliance programs, it is Alcoa’s policy that no Alcoa location, wherever located throughout the world, will conduct business with any U.S. embargoed country, whether or not it is legally permitted to do so. This policy is fully supported by Alcoa senior management, is reinforced in the company’s export compliance manual and is stressed at all internal export compliance seminars.

We acknowledge that:

•	Alcoa is responsible for the adequacy and accuracy of the disclosures in our Form 10-K filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	Alcoa may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lawrence R. Purtell

Attachments

    Chubb International Personal Insurance brochure

    Pages 81 through 85 of Exhibit 10 (uu) of Alcoa Inc. Form 10-K

International Personal Insurance

Application

Please read these guidelines before completing your application for personal insurance abroad. This information will help you select the coverages you need and determine the corresponding premium.

Coverage Options	Five personal insurance coverages are available to you while you are residing abroad.

• Personal Property at your residence and in storage (US$200 deductible)

• Valuable Articles (no deductible)

• Personal Liability (no deductible)

• Personal Excess Liability (no deductible)

• Political Risk (US$200 deductible)

Coverage is applicable anywhere in the world during the policy term. Your policy is effective on the date you indicate on the application. This date will be shown on the Coverage Summary of your policy. Your policy is cancelled when you complete your overseas assignment and return permanently to the United States or Canada.

Coverage Selection Guidelines

Personal Property	Personal Property coverage is available for property at your premises outside the United States and Canada, and separately for property placed in storage. You must purchase a minimum of US$10,000 Personal Property coverage. When selecting a limit for Personal Property coverage, you should estimate an amount that accurately reflects the total cost to replace your household goods and personal property at today’s prices. For both Personal Property and Valuable Articles (see below), we recommend that you utilize the Chubb International Personal Property Inventory as an organizational tool.

Valuable Articles	There are two types of Valuable Articles coverage: “jewelry” and “all other.” Write a complete description of each item to be insured and its value on the Valuable Articles schedule included in this kit. Attach the schedule to your application. Enter the total value, rounded to the nearest US$100, on the application as well. Please enclose appraisals for items worth more than US$5,000.

Personal Liability	You may elect to purchase one of three limits of Personal Liability coverage: US$100,000, US$250,000, or US$500,000. Please note the International Personal Insurance program does not provide primary automobile or watercraft insurance; however, coverage may be obtained from a local carrier abroad.

Personal Excess Liability	Additional liability coverage is available in limits of US $1, $3, or $5 million. If you wish to purchase Personal Excess Liability coverage, you must purchase a limit of US$500,000 for Personal Liability. If you plan to own or operate an automobile or boat while abroad, you must have in effect primary liability limits that are the foreign currency equivalent of: US$25,000 combined single limit or US$15,000/25,000/ 10,000 for automobile; US$100,000 combined single limit for watercraft.

continued

Political Risk	Political Risk covers perils of war or civil war and insurrection, or acts of sabotage or terrorism. If you wish to purchase Political Risk coverage, the limit is established automatically as the sum of Personal Property (including property in storage, only if desired) and Valuable Articles coverage amounts, multiplied by the rate per US$100 in the appropriate zone. If you elect to include property in storage, use the political risk rate for the zone in which you reside.

Rating Information	This section will help you determine your total premium for each of the coverages you choose to purchase. Please bear in mind that the minimum premium for this policy is US$250.

Coverage limits for household goods, valuable articles and political risk are available in US$100 increments. The rates for these coverages are based on your foreign location as noted in the Country Classifications list. Using the zone in which your foreign residence is located, you can calculate your premium for these three coverages (see Premium Calculation). Please note that coverage is only available for residences located outside the United States and Canada.

Country Classifications	Zone A	Sweden	Hong Kong	United Arab
	Australia	Switzerland	Hungary	Emirates
	Austria	Taiwan	Indonesia	Czech Republic
	Belgium	United Kingdom	Israel	Slovenia
	Denmark		Ivory Coast
	Finland	Zone B	Kenya	Zone C
	France	Argentina	Malaysia	Any country not
	Germany	Bahamas	Malta	listed in zones
	Iceland	Bahrain	Mexico	A, B or D
	Ireland	Barbados	Morocco
	Italy	Bermuda	Portugal	Zone D
	Japan	Brazil	Qatar	Algeria
	Luxembourg	Chile	Saudi Arabia	Bosnia
	Monaco	Costa Rica	South Korea	Iran
	Netherlands	Dominican Rep.	Thailand	Iraq
	New Zealand	Ecuador	Trinidad &	Libya
	Norway	Fiji	Tobago	Serbia
	Singapore	Gabon	Uruguay	Syria
	Spain	Greece	Venezuela

Country classifications subject to change.

continued

Worksheet
Rates
Household Goods/ Valuable Articles	Select the corresponding rate per US$100 of coverage. Multiply it by the amount you choose for each coverage; e.g. US$1000 of coverage x .86 = US$8.60 of premium.

	Personal Property		Valuable Articles
	At Premises	Commercial Storage	Jewelry	All Other
Zone A	$.86	$.80	$2.25	$.73
Zone B	1.12	.80	2.70	1.20
Zone C	1.35	.80	3.15	1.48
Zone D	1.90	.80	3.95	2.11

Liability	Select the appropriate premium based on the amounts of insurance you wish to purchase.

Personal Liability		Personal Excess Liability*
Limit	Premium	Limit		Premium
US$100,000	$50	US$	1 Million	$45
250,000	108		3 Million	130
500,000	158		5 Million	245

* US $500,000 personal liability limit must be chosen before excess liability may be purchased.

Political Risk	Select the zone where you reside and the corresponding rate per US$100 of coverage, and multiply it by the total limit you have chosen for personal property, optional property in storage, jewelry and other valuable articles.

Zone A	$.05	Zone C	$.25
Zone B	.16	Zone D	.40

Premium Calculation	You may use this section to calculate the premium for each of the coverages you have chosen to purchase. To complete the application on the next page, you need only enter the appropriate coverage limits in the spaces provided under Coverage Options.

	Coverage	Amount of Coverage		Rate Per $100		Premium

Household Goods/	Property at Premises		X		=
Valuable Articles	Property in storage		X		=

	Jewelry		X		=

	Other Valuable Articles		X		=

Liability	Personal Liability		X		=

	Personal Excess		X		=

Political Risk	Property at Premises/ Valuable Articles		X		=

	Property in storage		X		=

			Total Premium		=

continued

International Personal Insurance

Application

This policy is intended to cover your personal property and personal liabilities while you are on assignment for your company or organization outside the United States and Canada.

Client Information	Please check the appropriate box:

☐ New Policy ☐ Policy Change ☐ Renewal Policy

Name (First) ____________________ (Middle) _____________ (Last) ____________________

Address of foreign residence _____________________________________________________

_____________________________________________________________________________

City or Town ___________________________________ Country _______________________

Employer ____________________________________________________________________

☐ If your insurance premium is being paid directly by your employer, check this box and provide the name or title of the person responsible for payment.

Name and Title _________________________________________________________________

Company Address ______________________________________________________________

City ___________________________ State _____________________ Zip _________________

Date coverage becomes effective: / / (see coverage options)

Producer Producer Sub Producer Name _____________________ No. ______________________ No. ______________________
(Company Use Only)

Coverage Options	Use this section to select coverages and amounts for each. If you wish not to purchase one or more of these coverages, write “NO COVERAGE” in place of a coverage amount. If you wish to change an existing limit, simply enter the new amount in the space provided. Please refer to the guidelines before completing this section.

Personal Property Limit	$ for household goods and personal belongings at premises.

$ for household goods and personal belongings at a commercial storage facility or warehouse.

continued

Valuable Articles Limit	$ in total for jewelry, rounded to the nearest $100.

$ in total for other valuable articles, rounded to the nearest $100.

Personal Liability Limit	Select one limit for bodily injury, property damage and personal injury coverage:

☐ No Coverage ☐ $100,000 ☐ 250,000 ☐ 500,000

Personal Excess Liability Limit	Select one limit for excess bodily injury, property damage and personal injury coverage: ☐ No Coverage ☐ $1 Million ☐ 3 Million ☐ 5 Million

Political Risk Limit	$ (see Political Risk guidelines)

☐ Check here if the amount above includes your property at a commercial storage facility or warehouse.

Currency	All amounts in this application are stated in US dollars.

However, if you work for a Canadian-based employer, all amounts stated or pre-printed in this application are deemed to be in Canadian dollars. For example, you must purchase a minimum of 10,000 Canadian dollars of Personal Property coverage.

Payment	Please do not include payment when submitting your application. Your policy will be accompanied by a statement for the amount due.

What to do with your Application...	Once you have made your coverage selections and provided the necessary background information, please tear off and return this application to the individual or location indicated by your employer’s human resources or personnel department. If you have any questions about your personal insurance coverage overseas, contact your insurance agent/broker or your employer.

continued

Chubb Group of Insurance Companies Warren, New Jersey 07059

Chubb Insurance Company of Canada Toronto, Ontario M5E1S2

Form 11-03-0034 (Ed. 1/98)

Please read these guidelines before completing your application for personal insurance abroad. This information will help you select the coverages you need and determine the corresponding premium.

Coverage Options

Five personal insurance coverages are available to you while you are residing abroad.

•	Personal Property at your residence and in storage (US$200 deductible)

•	Valuable Articles (no deductible)

•	Personal Liability (no deductible)

•	Personal Excess Liability (no deductible)

•	Political Risk (US$200 deductible)

Coverage is applicable anywhere in the world during the policy term. Your policy is effective on the date you indicate on the application. This date will be shown on the Coverage Summary of your policy. Your policy is canceled when you complete your overseas assignment and return permanently to the United States or Canada.

Coverage Selection Guidelines

Personal Property

Personal Property coverage is available for property at your premises outside the United States and Canada, and separately for property placed in storage. You must purchase a minimum of US$10,000 Personal Property coverage. When selecting a limit for Personal Property coverage, you should estimate an amount that accurately reflects the total cost to replace your household goods and personal property at today’s prices. For both Personal Property and Valuable Articles (see below), we recommend that you utilize the Chubb International Personal Property Inventory as an organizational tool.

Valuable Articles

There are two types of Valuable Articles coverage: “jewelry” and “all other”. Write a complete description of each item to be insured and its value on the Valuable Articles schedule included in this kit. Attach the schedule to your application. Enter the total value, rounded to the nearest US$100, on the application as well. Please enclose appraisals for items worth more than US$5,000.

Personal Liability

You may elect to purchase one of three limits of Personal Liability coverage: US$100,000, US$250,000, or US$500,000. Please note the International Personal Insurance program does not provide primary automobile or watercraft insurance; however, coverage may be obtained from a local carrier abroad.

ORIENTATION – September 1, 2002 Rev 2

Personal Excess Liability

Additional liability coverage is available in limits of US $1, $3, or $5 million. If you wish to purchase Personal Excess Liability coverage, you must purchase a limit of US$500,00 for Personal Liability. If you plan to own or operate an automobile or boat while abroad, you must have in effect primary liability limits that are the foreign currency equivalent of: US$25,000 combined single limit or US$15,000/25,000/10,000 for automobile; US$100,000 combined single limit for watercraft.

Political Risk

Political Risk covers perils of war or civil war and insurrection, or acts of sabotage or terrorism. If you wish to purchase Political Risk coverage, the limit is established automatically as the sum of Personal Property (including property in storage, only if desired) and Valuable Articles coverage amounts, multiplied by the rate per US$100 in the appropriate zone in which you reside.

Rating Information

This section will help you determine your total premium for each of the coverages you choose to purchase. Please bear in mind that the minimum premium for this policy is US$250

Coverage limits for the household goods, valuable articles and political risk are available in US$100 increments. The rates for these coverages are based on your foreign locations as noted the Country Classification list. Using the zone in which your foreign residence is located, you can calculate your premium for these coverages (see Premium Calculation). Please note that coverage is only available for residences located outside the United States and Canada.

ORIENTATION – September 1, 2002 Rev 2

Country Classification	Zone A	Zone B	Zone C	Zone D

Australia Austria Belgium Denmark Finland France Germany Iceland Ireland Italy Japan Luxembourg Monaco Netherlands New Zealand Norway Singapore Spain Sweden Switzerland Taiwan United Kingdom

Argentina

Bahamas

Bahrain

Barbados

Bermuda

Brazil

Chile

Costa Rica

Dominican

Rep.

Ecuador

Fiji

Gabon

Greece

Hong Kong

Hungary

Indonesia

Israel

Ivory Coast

Kenya

Malaysia

Malta

Mexico

Morocco

Portugal

Qatar

Saudi Arabia

South Korea

Thailand

Trinidad &

Tobago

Uruguay

Venezuela

United Arab

Emirates

Czech

Republic Slovenia

			Any country not listed in zones A, B, or D	Algeria Bosnia Iran Iraq Libya Serbia Syria

Country classifications subject to change.

ORIENTATION – September 1, 2002 Rev 2

Rates

Household Goods/

Valuable Articles

Select the corresponding rate per US$100 of coverage. Multiply it by the amount you choose for each coverage; e.g. US$1000 of coverage x .86 = US$8.60 of premium.

	Personal Property		Valuable Articles
	At Premises	Commercial Storage	Jewelry	All Other
Zone A	$.86	$.80	$2.25	$.73
Zone B	$1.12	$.80	$2.70	$1.20
Zone C	$1.35	$.80	$3.15	$1.48
Zone D	$1.90	$.80	$3.95	$2.11

Liability

Select the appropriate premium based on the amounts of insurance you wish to purchase.

Personal Liability		Personal Excess Liability*
Limit	Premium	Limit		Premium
US$100,000	$50	US$	1 Million	$45
250,000	108		3 Million	130
500,000	158		5 Million	245

*	US $500,000 personal liability limit must be chosen before excess liability may be purchased.

Political Risk

Select the zone where you reside and the corresponding rate per US$100 of coverage, and multiply it by the total limit you have chosen for personal property, optional property in storage, jewelry and other valuable articles.

Zone A	$.05	Zone C	$.25
Zone B	$.16	Zone D	$.40

Premium Calculation	You may use this section to calculate the premium for each of the coverages you have chosen to purchase. To complete the application on the next page, you need only enter the appropriate coverage limits in the spaces provided under Coverage Options.

ORIENTATION – September 1, 2002 Rev 2

	Coverage	Amount of Coverage	Rate per $100	Premium

Household Goods/ Valuable Articles	Property at premises	X	_______	=
	Property in storage	X	_______	=
	Jewelry	X	_______	=
	Other Valuable Articles	X	_______	=
Liability	Personal Liability	X	_______	=
	Personal Liability	X	_______	=
Political Risk	Property at Premises/ Valuable Articles	X	_______	=
	Property in storage	X	_______	=
			Total Premium	=

Complete Application

ORIENTATION – September 1, 2002 Rev 2